Siana Lowrey +1 415 693 2150 slowrey@cooley.com	By EDGAR

September 14, 2021

Office of Trade & Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Katherine Bagley

Lilyanna Peyser

Patrick Kuhn

Lyn Shenk

Re:	Sweetgreen, Inc.

Amendment No. 2 to

Draft Registration Statement on Form S-1

Submitted August 23, 2021

CIK No. 0001477815

Ladies and Gentlemen:

On behalf of Sweetgreen, Inc. (“Sweetgreen” or the “Company”) we submit this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 3, 2021 (the “Comment Letter”) with respect to the Company’s Confidential Amendment No. 2 to Draft Registration Statement on Form S-1 submitted to the Commission on August 23, 2021 (“DRS Amendment No. 2”). Concurrently with the submission of this response letter, the Company is submitting Amendment No. 3 to the Company’s Confidential Draft Registration Statement on Form S-1 (“DRS Amendment No. 3”). In addition to addressing the comments raised by the Staff in its Comment Letter, the Company has included other revisions and updates to its disclosure in DRS Amendment No. 3.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comment in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response. In the responses below, page number references are to DRS Amendment No. 3.

Key Metrics and Non-GAAP Financial Measures, page iv

1.

We note your amended definition of Same-Store Sales Change, including that “[f]or fiscal years 2020 and 2021 and the interim periods presented, we adjusted this calculation due to the temporary closures of 56 restaurants, which represented a significant portion of our restaurant fleet, due to political and civil disturbances that occurred during one week in the second quarter of fiscal year 2020. Because excluding an entire fiscal month for these restaurants would result in a Same-Store Sales figure that is not representative of our business as a whole, we excluded only one week from the calculation of Same-Store Sales Change for such restaurants.” Here and elsewhere as appropriate, including page 83, page 88 and throughout the Management’s Discussion and Analysis, please amend your disclosure to state that, because of the difference in how you calculated Same-Store Sales Change for fiscal years 2020 and 2021 and the interim periods presented, this metric for fiscal years 2020 and 2021 and the interim periods presented is not comparable to prior financial periods.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages iv, 89, 96, and 97 of DRS Amendment No. 3.

Cooley LLP 3 Embarcadero Center 20th Floor San Francisco, CA 94111-4004

t: (415) 693-2000 f: (415) 693-2222 cooley.com

September 14, 2021

Page Two

Our Growth Strategies

Grow Our Restaurant Footprint, page 9

2.

We note your amended disclosure that “We believe these benefits of densification are reflected in our AUVs: in the markets in which we operated at the beginning of fiscal year 2014, from 2014 to 2019, we more than tripled our restaurant count, and in parallel our AUVs grew in those markets by approximately 85% over the same period.” To provide investors with the most current information about the “benefits of densification” to your business, please amend your disclosure to provide similar data for your fiscal year ended 2020.

Response: The Company respectfully submits that as disclosed on page 90 and elsewhere in DRS Amendment No. 3, AUVs fell in fiscal year 2020 as a result of the impact of the COVID-19 pandemic. In response to the Staff’s comment, the Company has revised the disclosure on pages 10, 93, 130, and 145 of DRS Amendment No. 3 to clarify that this language describes the trend prior to the impact of the COVID-19 pandemic. The company expects that this trend will resume when operations normalize after the COVID-19 pandemic has abated.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 83

3.

We note your disclosure that “Additionally, we had average year two Cash-on-Cash Returns for our restaurants opened from 2014 through 2017 of 40%.” To provide additional context for investors regarding this metric, please amend your disclosure to provide the year one Cash-on-Cash Returns for your restaurants. Please also update your disclosure about year two Cash-on-Cash Returns to include the most recent data for this metric, specifically the year two returns for restaurants opened in 2018.

Response: With regard to the Staff’s comment about year one Cash-on-Cash Returns, the Company respectfully submits that it believes that year one Cash-on-Cash Returns would not be meaningful to investors, as the first year of an individual restaurant’s operations is not representative of such restaurant’s ongoing operations as the Restaurant-Level Profit is typically lower as a restaurant ramps up operations. Therefore, the Company believes that year two Cash-on-Cash returns, which time period gives operations a chance to normalize for a given restaurant, is a more informative measure for investors. Further, the Company believes that year two Cash-on-Cash returns is a typical measurement point for this metric in the restaurant industry. The Company has revised the definition of Cash-on-Cash Returns on page iii to reflect its belief regarding year two being a typical measurement point for this metric in the restaurant industry.

In response to the Staff’s comment regarding disclosing year two Cash-on-Cash Returns for restaurants opened in 2018, the Company respectfully submits that the year two results for restaurants opened during that period were significantly impacted by the COVID-19 pandemic and therefore not representative of its historical or targeted future performance. The Company has revised the disclosure on pages 8, 91, 128, and 144 of DRS Amendment No. 3 to include a statement to this effect.

Cooley LLP 3 Embarcadero Center 20th Floor San Francisco, CA 94111-4004

t: (415) 693-2000 f: (415) 693-2222 cooley.com

September 14, 2021

Page Three

*        *        *

Please contact me at (415) 693-2150, David Peinsipp at (415) 693-2177 or Charlie Kim at (858) 550-6049 with any questions or further comments regarding our response to the Staff’s comments.

Sincerely,

/s/ Siana Lowrey

cc:	Jonathan Neman, Chief Executive Officer, Sweetgreen, Inc.

Mitch Reback, Chief Financial Officer, Sweetgreen, Inc.

Andrew Glickman, VP, Legal & Business Development, Sweetgreen, Inc.

Nick Hobson, Cooley LLP

David Peinsipp, Cooley LLP

Charlie Kim, Cooley LLP

Michael Benjamin, Latham & Watkins LLP

Richard A. Kline, Latham & Watkins LLP

Cooley LLP 3 Embarcadero Center 20th Floor San Francisco, CA 94111-4004

t: (415) 693-2000 f: (415) 693-2222 cooley.com